U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

02057622

PE
9-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: September 13, 2002

By: W.S. [signature]
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

TSE SYMBOL: KFS

KINGSWAY ANNOUNCES NEW SENIOR DEBT RATING FOR PUBLIC DEBT OFFERING AND TRUST PREFERRED SECURITIES

Toronto, Ontario (September 13, 2002) – Kingsway Financial Services Inc. (Kingsway) today announced that Standard & Poor's (S&P) has assigned its 'BBB' rating to its proposed Canadian Senior Debt issue and a 'BB+' rating to the proposed issue of Trust Preferred Securities which it intends to complete before the end of 2002. In addition, S&P affirmed its 'BBB' counterparty credit rating on Kingsway with a stable outlook.

Dominion Bond Rating Services (DBRS) also issued a preliminary rating of 'BBB' with a stable trend on the proposed Senior Debt issue.

S&P is one of the world's leading providers of timely, objective credit analysis and information, and has been rating conventional term debt and general-obligation corporate and municipal bonds since 1916. Standard & Poor's Insurance Ratings service rates the financial strength of more than 4,000 insurance companies worldwide.

DBRS is a Toronto-based, full-service credit rating agency established in 1976. Privately owned and operated without affiliation to any organization, DBRS is respected for its independent, third-party evaluations of corporate and government issues, spanning North America, Europe and Asia.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com